FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |_____________________|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   JANUARY 31, 2005  |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940

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1.  Name and Address of Reporting Person

        Kmart Corporation (Attention Treasurer, Ted Stenger)
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                           3100 West Big Beaver Road
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                                  (Street)

        Troy                      Michigan                   48084-3163
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)

    October 26, 2001
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

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4.  Issuer Name and Ticker or Trading Symbol

    Hechinger Liquidation Trust (No ticker symbol)
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5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ( ) Director
    (X ) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)

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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
    _X_Form filed by One Reporting Person
    ___Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security      2. Amount of           3. Ownership      4. Nature of
   (Instr. 4)             Securities             Form: Direct      Indirect
                          Beneficially           (D) or            Beneficial
                          Owned                  Indirect (I)      Ownership
                          (Instr. 4)             (Instr. 5)        (Instr. 5)

Beneficial Interests     Beneficial interests        D
                         representing
                         $150,000,000
                         of Allowed Claims*

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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

     Not Applicable
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2. Date Exercisable and Expiration Date (Month/Day/Year)

     ________________________                  _________________________
         Date Exercisable                            Expiration Date

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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

   ________________________________        _______________________________
               Title                          Amount or Number of Shares

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4. Conversion or Exercise Price of Derivative Security

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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

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6. Nature of Indirect Beneficial Ownership (Instr. 5)


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EXPLANATION OF RESPONSES:
*Kmart Corporation holds a pro rata beneficial interest in the Trust based upon the amount of its Allowed Claims. The amount of Allowed Claims held by Kmart Corporation represent approximately 20% of the total amount of Allowed Claims, the total amount of which is subject to change pursuant to the Hechinger Liquidation Trust Agreement, dated as of October 23, 2001, by and among Hechinger Investment Company of Delaware, Inc. et al., The Official Committee of Unsecured Creditors of Hechinger Investment Company of Delaware, Inc., et. al. and Conrad F. Hocking, as the Liquidation Trustee.



       /s/ Edward J. Stenger                        March 13, 2003
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   **  SIGNATURE OF REPORTING PERSON                      DATE

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   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).
  NOTE:  FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY
         SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE. POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
  DISPLAYS A CURRENTLY VALID OMB NUMBER.
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